SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

THE PMI GROUP, INC.

(Name of Subject Company (Issuer))

THE PMI GROUP, INC.

(Name of Filing Person (Issuer))

2.50% Senior Convertible Debentures due 2021

(Title of Class of Securities)

69344MAC5 and 69344MAE1

(CUSIP Numbers of Class of Securities)

Victor J. Bacigalupi, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

(925) 658-7878

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

with copy to:

John L. Savva, Esq.

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $359,986,000	Amount of Filing Fee**: $38,518.50

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Senior Convertible Debentures due 2021 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, with respect to the Notes as of July 17, 2006. As of June 16, 2006, there was $359,986,000 in aggregate principal amount of Notes outstanding.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,518.50	Filing Party:	The PMI Group, Inc.
Form or Registration No.: Schedule TO	Date Filed:	June 16, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by The PMI Group, Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase the 2.50% Senior Convertible Debentures due 2021 issued by the Company on July 16, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated June 16, 2006 (the “Company Notice”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of July 16, 2001 (as supplemented, the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”). This Amendment amends and supplements the Schedule TO-I as set forth below. This Amendment is intended to satisfy the disclosure requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Items 1 through 9 of the Schedule TO-I are hereby amended and supplemented to add the following sentences:

“Under the terms of the Indenture, holders of the Securities have the right, at their option, to convert all or a portion of their Securities during the five business day period following any ten consecutive trading day period during which the average of the trading prices of the Securities for that ten day period is less than 105% of the average of the conversion values of the Securities during the same period, as calculated under the Indenture. This condition is referred to as the “Trading Price Condition.” On June 28, 2006, the Trading Price Condition was satisfied. Accordingly, for the period commencing on June 29, 2006 and continuing through and including July 6, 2006, the holders of the Securities will, subject to the terms and conditions set forth in the Securities and the Indenture, have the option to convert all or a portion of their Securities into shares of common stock, par value $0.01 per share, of the Company. Whether or not the Securities are convertible after July 6, 2006 will depend on whether the Trading Price Condition continues to be met or whether the Securities otherwise have become convertible pursuant to the terms of the Indenture. The Company will make a public announcement if and when the Trading Price Condition is no longer satisfied. Until such a further public announcement is made, the Securities will be convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms and conditions for such conversion set forth in the Securities and the Indenture.”

The Company Notice is hereby amended and supplemented to add the following sentences immediately before the text “(Page 5)” in the paragraph beginning “Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected.”:

“As described in Section 2.3, for the period commencing on June 29, 2006 and continuing through and including July 6, 2006, the holders of the Securities will, subject to the terms and conditions set forth in the Securities and the Indenture, have the option to convert all or a portion of their Securities into shares of Common Stock. Until the Company makes a public announcement as described in Section 2.3, the Securities will be convertible into shares of Common Stock, subject to the terms and conditions for such conversion set forth in the Securities and the Indenture.”

The Company Notice is hereby amended and supplemented to add the following sentences to the end of Section 2.3:

“Under the terms of the Indenture, holders of the Securities have the right, at their option, to convert all or a portion of their Securities during the five business day period following any ten consecutive trading day period during which the average of the trading prices of the Securities for that ten day period is less than 105% of the average of the conversion values of the Securities during the same period, as calculated under the Indenture. This condition is referred to as the “Trading Price Condition.” On June 28, 2006, the Trading Price Condition was satisfied. Accordingly, for the period commencing on June 29, 2006 and continuing through and including July 6, 2006, the holders of the Securities will, subject to the terms and conditions set forth in the Securities and the Indenture, have the option to convert all or a portion of their Securities into shares of Common Stock. Whether or not the Securities are convertible after July 6, 2006 will depend on whether the Trading Price Condition continues to be met or whether the Securities otherwise have become convertible pursuant to the terms of the Indenture. The Company will make a public announcement if and when the Trading Price Condition is no longer satisfied. Until such a further public announcement is made, the Securities will be convertible into shares of Common Stock, subject to the terms and conditions for such conversion set forth in the Securities and the Indenture.”

Item 12. Exhibits.

(a	)(1)(A)	Company Notice to Holders of 2.50% Senior Convertible Debentures due 2021, dated June 16, 2006. (1)

(a	)(1)(B)	Form of Purchase Notice. (1)

(a	)(1)(C)	Form of Notice of Withdrawal. (1)

(a	)(5)(A)	Press release issued by the Company on June 16, 2006. (1)

(a	)(5)(B)	Press release issued by the Company on June 29, 2006.

(a	)(5)(C)	Notice to holders of Securities dated June 29, 2006.

(b	)	Not applicable

(d	)(1)	Indenture, dated as of July 16, 2001, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2001.

(d	)(2)	First Supplemental Indenture, dated as of May 28, 2003, between the Company and the Bank of New York, as Trustee, incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

(g	)	Not applicable

(h	)	Not applicable

(1)	Previously filed with Schedule TO-I filed on June 16, 2006.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PMI GROUP, INC.

By:	/S/ DONALD P. LOFE, JR.
Name:	Donald P. Lofe, Jr.
Title:	Executive Vice President and Chief Financial Officer

Dated: June 29, 2006

3

EXHIBIT INDEX

(a	)(1)(A)	Company Notice to Holders of 2.50% Senior Convertible Debentures due 2021, dated June 16, 2006. (1)

(a	)(1)(B)	Form of Purchase Notice. (1)

(a	)(1)(C)	Form of Notice of Withdrawal. (1)

(a	)(5)(A)	Press release issued by the Company on June 16, 2006. (1)

(a	)(5)(B)	Press release issued by the Company on June 29, 2006.

(a	)(5)(C)	Notice to holders of Securities dated June 29, 2006.

(d	)(1)	Indenture, dated as of July 16, 2001, between the Company and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2001.

(d	)(2)	First Supplemental Indenture, dated as of May 28, 2003, between the Company and the Bank of New York, as Trustee, incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

(1)	Previously filed with Schedule TO-I filed on June 16, 2006.